[L-1 LETTERHEAD]

September 23, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Maryse Mills-Apenteng

Re:	L-1 Identity Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 001-33002

Dear Ms. Mills-Apenteng:

L-1 Identity Solutions, Inc. (the “Company”) writes this letter in response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated September 19, 2008. Accordingly, the Company acknowledges and confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.
Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Vincent A. D’Angelo
Vincent A. D’Angelo
Senior Vice President, Finance
Chief Accounting Officer